Exhibit 16


May 17, 2002

Securities and Exchange Commission
Washington, D.C. 20549

     Re: Millenium Holding Group, Inc.Commission Identification number: 0-28431

Gentlemen:

     We have reviewed the filing on Form 8-K dated May 17, 2002 for the above referenced company with respect to Item 4 of that Form - Changes In Registrant's Certifying Accountant.

     From the date we were initially engaged as auditors of the Company (June 19, 2001) to the date of this letter (May 17, 2002) there have been no events or matters of the types required by Section 304(a)(1) of Regulation S-B of the Securities and Exchange Commission. There were no disagreements with the Company with respect to accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Respectfully submitted,

/s/ Hobe & Lucas Certified Public Accountants, Inc.

Independence, Ohio